UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

First Light Acquisition Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

320703101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR LR.S. IDENTIFICATION NO. OF ABOVE PERSON First Light Acquisition Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,575,803 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,575,803 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,575,803 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 38.4% (2)
12	TYPE OF REPORTING PERSON OO

1.

Consists of 2,575,803 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of First Light Acquisition Group, Inc. (the “Issuer”). The shares of Class B Common Stock are convertible into shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of the Issuer, upon the completion of the Issuer’s initial business combination.

2.

Based on 6,703,827 shares of Class A Common Stock outstanding, which is the sum of (i) 4,128,024 shares of Class A Common Stock outstanding as of December 31, 2022, based on information provided by the Issuer and (ii) 2,575,803 shares of Class B Common Stock held by the reporting person and reported herein.

1	NAME OF REPORTING PERSON OR LR.S. IDENTIFICATION NO. OF ABOVE PERSON FLAG Sponsor Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,575,803 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,575,803 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,575,803 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 38.4% (2)
12	TYPE OF REPORTING PERSON OO

1.

Represents securities directly held by First Light Acquisition Group, LLC (the “Sponsor”). William J. Weber is the sole member of FLAG Sponsor Manager, LLC, the manager of the Sponsor (the “FLAG Sponsor Manager”). Based upon the relationships among the Sponsor, the FLAG Sponsor Manager and Mr. Weber, including pursuant to the Sponsor’s organizational documents, each of the FLAG Sponsor Manager and Mr. Weber may be deemed to beneficially own securities held by the Sponsor. Each of the Sponsor, the FLAG Sponsor Manager and Mr. Weber disclaims beneficial ownership of any such securities, except to the extent of their respective pecuniary interests.

2.

Based on 6,703,827 shares of Class A Common Stock outstanding, which is the sum of (i) 4,128,024 shares of Class A Common Stock outstanding as of December 31, 2022, based on information provided by the Issuer and (ii) 2,575,803 shares of shares of Class B Common Stock beneficially owned by the reporting person and reported herein.

1	NAME OF REPORTING PERSON OR LR.S. IDENTIFICATION NO. OF ABOVE PERSON William J. Weber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,575,803 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,575,803 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,575,803 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 38.4% (2)
12	TYPE OF REPORTING PERSON IN

1.

Represents securities directly held by the Sponsor. William J. Weber is the sole member of FLAG Sponsor Manager. Based upon the relationships among the Sponsor, the FLAG Sponsor Manager and Mr. Weber, including pursuant to the Sponsor’s organizational documents, each of the FLAG Sponsor Manager and Mr. Weber may be deemed to beneficially own securities held by the Sponsor. Each of the Sponsor, the FLAG Sponsor Manager and Mr. Weber disclaims beneficial ownership of any such securities, except to the extent of their respective pecuniary interests.

2.

Based on 6,703,827 shares of Class A Common Stock outstanding, which is the sum of (i) 4,128,024 shares of Class A Common Stock outstanding as of December 31, 2022, based on information provided by the Issuer and (ii) 2,575,803 shares of shares of Class B Common Stock beneficially owned by the reporting person and reported herein.

Item 1(a). Name of Issuer:

First Light Acquisition Group, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

11110 Sunset Hills Road #2278

Reston, VA 20190

Item 2(a). Name of Person Filing:

This Schedule 13G is filed jointly by First Light Acquisition Group, LLC (the “Sponsor”), FLAG Sponsor Manager, LLC (the “FLAG Sponsor Manager”) and William J. Weber (collectively, the “Reporting Persons”). FLAG Sponsor Manager, LLC is the manager of the Sponsor. William J. Weber is the sole member of FLAG Sponsor Manager LLC. Each of the Reporting Persons named in this Schedule 13G disclaims beneficial ownership of the securities held directly or indirectly by such Reporting Persons, except to the extent of their respective pecuniary interests.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 11110 Sunset Hills Road #2278, Reston, VA 20190.

Item 2(c). Citizenship:

See responses to Item 4 on the cover pages, which are incorporated herein by reference.

Item 2(d). Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”)

Item 2(e). CUSIP Number:

3207031010

Item 3.

Not applicable.

Item 4. Ownership

As of December 31, 2022, the Reporting Persons owned 2,575,803 shares of Class B Common Stock of the Issuer, which are convertible into an equal number of shares of Class A Common Stock of the Issuer upon the completion of the Issuer’s initial business combination, representing 38.4% of the Issuer’s outstanding shares. The percentage ownership was calculated assuming that 6,703,827 shares of Class A Common Stock are outstanding based on the sum of (i) 4,128,024 shares of Class A Common Stock outstanding as of December 31, 2022, based on information provided by the Issuer, and (ii) 2,575,803 shares of Class A Common Stock issuable upon the conversion of the 2,575,803 shares of Class B Common Stock owned by the Sponsor.

This Schedule 13G excludes 2,583,333 shares of Class A Common Stock issuable upon the exercise of 2,583,333 private placement warrants held directly by the Sponsor. Each warrant becomes exercisable to purchase one share of Class A Common Stock at $11.50 per share, subject to adjustment, on the later of (a) 30 days after the completion of the Issuer’s initial business combination and (b) 12 months from the closing of the Issuer’s initial public offering, and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

(a) Amount beneficially owned:

See responses to Item 9 on the cover pages, which are incorporated herein by reference.

(b) Percent of class:

See responses to Item 11 on the cover pages, which are incorporated herein by reference.

(c) Number of shares as to which such person has

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on the cover pages, which are incorporated herein by reference.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on the cover pages, which are incorporated herein by reference.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on the cover pages, which are incorporated herein by reference.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on the cover pages, which are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances, members of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class B Common Stock owned by such Reporting Persons.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

See Item 2(a) above.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

FIRST LIGHT ACQUISITION GROUP, LLC

By:	/s/ William J. Weber
Name:	William J. Weber
Title:	Manager

FLAG SPONSOR MANAGER, LLC

By:	/s/ William J. Weber
Name:	William J. Weber
Title:	Sole Member

By:	/s/ William J. Weber
Name:	William J. Weber
Title:	Chief Executive Officer, President, Chairman